May 10, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Re:	Diamond Eagle Acquisition Corp.

Registration Statement on Form S-1

Filed April 11, 2019, as amended

File No. 333-230815

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of Diamond Eagle Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 12:00 noon Washington D.C. time on May 10, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 2,100 copies of the Preliminary Prospectus dated May 3, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
GOLDMAN SACHS & CO. LLC,
as Representatives of the Several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:		/s/ Brandon Sun
	Name:	Brandon Sun
	Title:	Director

By:		/s/ Ravi Raghunathan
	Name:	Ravi Raghunathan
	Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:		/s/ Michael Voris
	Name:	Michael Voris
	Title:	Managing Director

[Signature Page to Underwriter Acceleration Request Letter]